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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
             FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 4)

                            THE BON-TON STORES, INC.
             -------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
             -------------------------------------------------------
                         (Title of Class of Securities)

                                  09776J 10 1
             -------------------------------------------------------
                                 (CUSIP Number)

                            Henry F. Miller, Esquire
                     Wolf, Block, Schorr and Solis-Cohen LLP
                          1650 Arch Street, 22nd Floor
                             Philadelphia, PA 19103
                                 (215) 977-2000
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 9, 2004
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

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CUSIP No. 09776J 10 1                 13D                      Page 2 of 8 Pages

1.       NAME OF REPORTING PERSON: M. THOMAS GRUMBACHER

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)
                                                                         (b)

3.       SEC USE ONLY

4.       SOURCE OF FUNDS -- N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION -- U.S.A.

NUMBER OF         7.       SOLE VOTING POWER - 5,393,597.9023
SHARES
BENEFICIALLY      8.       SHARED VOTING POWER - 828,314
OWNED BY
EACH              9.       SOLE DISPOSITIVE POWER - 5,393,597.9023
REPORTING
PERSON WITH       10.      SHARED DISPOSITIVE POWER - 828,314

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -
         6,221,911.9023

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 39.6%

14.      TYPE OF REPORTING PERSON -- IN

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CUSIP No. 09776J 10 1                 13D                      Page 3 of 8 Pages

                  AMENDMENT NO. 4 TO STATEMENT ON SCHEDULE 13D

         This Amendment No. 4 amends the Schedule 13D with respect to the common stock of The Bon-Ton Stores, Inc. beneficially owned by M. Thomas Grumbacher, filed on October 18, 1999, as amended by Amendment No. 1 filed October 29, 1999, Amendment No. 2 filed on July 16, 2001 and Amendment No. 3 filed on November 5, 2003.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) Mr. Grumbacher is the beneficial owner of an aggregate of 6,221,911.9023 shares of Common Stock, which comprises 39.7% of the outstanding shares of Common Stock, as calculated in accordance with Rule 13d-3(d)(1).

         Specifically, Mr. Grumbacher beneficially owns, and is the record holder of 2,605,487 shares of Common Stock and 2,406,253 shares of Class A Stock. Mr. Grumbacher also beneficially owns 337,307.9023 shares of Common Stock held for his benefit under the Company's Profit Sharing/Retirement Savings Plan (the "401(k) Plan"); the 401(k) Plan is the record holder of such shares. Mr. Grumbacher also beneficially owns 44,550 shares of Common Stock as a result of his ownership of options to purchase 44,550 shares of Common Stock, which options are presently exercisable. Mr. Grumbacher also beneficially owns 185,773 shares of Common Stock in his capacity as one of three directors of a charitable foundation (the "Foundation") which owns 185,773 shares of Common Stock.

         Mr. Grumbacher may also be deemed a beneficial owner of certain shares held in trust. Mr. Grumbacher's spouse, Nancy T. Grumbacher ("Nancy Grumbacher"), is a trustee of eight trusts: (i) three trusts, each created under an Indenture of Trust of M. Thomas Grumbacher dated March 9, 1989 (the "1989 Trusts"); (ii) three trusts, each created under an Indenture of Trust of M. Thomas Grumbacher dated June 21, 1993 (the "1993 Trusts"); (iii) one trust created under an Indenture of Trust of M. Thomas Grumbacher dated December 30, 1999 (the "1999 Trust"); and (iv) one trust created under and Indenture of Trust of M. Thomas Grumbacher dated December 22, 2003 (the "2003 Trust," and collectively with the 1989 Trusts, the 1993 Trusts and the 1999 Trust, the "Trusts"). Each of the 1989 Trusts and the 1993 Trusts were created for the benefit of one of Mr. Grumbacher's three adult children. The 1999 Trust and the 2003 Trust were each created for the benefit of one of Mr. Grumbacher's grandchildren. The 1989 Trusts own 63,454 shares of Common Stock and 545,237 shares of Class A Stock. The 1993 Trusts own 24,950 shares of Common Stock. The 1999 Trust owns 6,950 shares of Common Stock. The 2003 Trust owns 1,950 shares of Common Stock. As a result of Nancy Grumbacher being one of the trustees of each of the Trusts, Mr. Grumbacher may be deemed to be a beneficial owner of the shares of Common Stock and Class A Stock owned by such Trusts. Mr. Grumbacher hereby disclaims beneficial ownership of the shares of Common Stock and Class A Stock owned by the Trusts.

         (b) Mr. Grumbacher has sole voting and dispositive power with respect to 2,987,344.9023 shares of Common Stock and 2,406,253 shares of Class A Stock.

         Mr. Grumbacher shares voting and dispositive power with respect to 185,773 shares of Common Stock held by the Foundation with the other directors of the Foundation. The other directors of the Foundation are Nancy Grumbacher and Henry F. Miller ("Miller").

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CUSIP No. 09776J 10 1                 13D                      Page 4 of 8 Pages

         If deemed a beneficial owner of the shares held by the Trusts, Mr. Grumbacher shares voting power and dispositive power with the respective trustees of each Trust, for each of the shares held by such Trust. The trustees of and shares beneficially owned by each of the Trusts are as follows:

         (i) The trustees of the 1989 Trusts are Nancy Grumbacher, David R. Glyn ("Glyn"), Thomas W. Wolf ("Wolf") and Miller, and these trustees share voting and dispositive power with respect to 63,454 shares of Common Stock and 545,237 shares of Class A Stock;

         (ii) The trustees of the 1993 Trusts are Nancy Grumbacher, Glyn, Wolf and Miller, and these trustees share voting and dispositive power with respect to 24,950 shares of Common Stock;

         (iii) The trustees of the 1999 Trust are Nancy Grumbacher, Glyn, Wolf and Beth G. Elser ("Elser"), and these trustees share voting and dispositive power with respect to 6,950 shares of Common Stock; and

         (iv) The trustees of the 2003 Trust are Nancy Grumbacher, Glyn, Wolf and Elser, and these trustees share voting and dispositive power with respect to 1,950 shares of Common Stock.

         The identity and background for each of the above-named persons with whom Mr. Grumbacher shares voting and dispositive power as to any shares is as follows:

         Nancy T. Grumbacher:

         -Residence Address: 460 Country Club Road, York, Pennsylvania 17403.

         -Nancy Grumbacher is presently not employed.

         -Nancy Grumbacher has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

         -Nancy Grumbacher has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         -Citizenship: U.S.A.

         David R. Glyn

         -Business Address: Wolf, Block, Schorr and Solis-Cohen LLP, 1650 Arch Street, 22nd Floor, Philadelphia, Pennsylvania 19103.

         -Glyn's present principal occupation is partner in Wolf, Block, Schorr and Solis-Cohen LLP.

         -Glyn has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

         -Glyn has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or

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CUSIP No. 09776J 10 1                 13D                      Page 5 of 8 Pages

         mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         -Citizenship: U.S.A.

         Thomas W. Wolf

         -Business Address: Wolf Organization, Inc., P.O. Box 1267, York, PA
         17405

         -Wolf's present principal occupation is President of the Wolf Organization, Inc., a building materials manufacturer and distributor. He is also a director of the Company.

         -Wolf has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

         -Wolf has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         -Citizenship: U.S.A.

         Henry F. Miller

         -Business Address: Wolf, Block, Schorr and Solis-Cohen LLP, 1650 Arch Street, 22nd Floor, Philadelphia, Pennsylvania 19103.

         -Miller's present principal occupation is partner in Wolf, Block, Schorr and Solis-Cohen LLP.

         -Miller has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

         -Miller has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         -Citizenship: U.S.A.

         Beth G. Elser

         -Residence Address: 5303 Lakeside Avenue, Virginia Beach, VA 23451.

         -Elser is presently not employed.

         -Elser has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

         -Elser has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         -Citizenship: U.S.A.

         (c) The following transactions were effected since Mr. Grumbacher's most recent filing on Schedule 13D, dated as of November 5, 2003:

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CUSIP No. 09776J 10 1                 13D                      Page 6 of 8 Pages

         On December 29, 2003, Mr. Grumbacher gifted an aggregate of 3,900 shares of Common Stock, 1,950 shares of Common Stock to each of the 1999 Trust and the 2003 Trust.

         On January 20, 2004, the 1989 Trusts sold 3,050 shares of Common Stock through an open market transaction at $13.01 per share.

         On February 2, 2003, the 1989 Trusts sold an aggregate of 57,633 shares of Common Stock through open market transactions at an average price of $11.1513 per share. These sales were effected pursuant to a previously established sales plan in accordance with Rule 10b5-1.

         On February 3, 2004, the 1989 Trusts sold 1,665 shares of Common Stock through an open market transaction at a price of $11.00 per share. This sale was effected pursuant to a previously established sales plan in accordance with Rule 10b5-1.

         On February 4, 2004, the 1989 Trusts sold 81,998 shares of Common Stock through an open market transaction at a price of $11.00 per share and 9,996 shares of Common Stock through an open market transaction at a price of $11.02 per share. These sales were effected pursuant to a previously established sales plan in accordance with Rule 10b5-1.

         On February 9, 2004, the 1989 Trusts sold 30,000 shares of Common Stock through open market transactions at a price of $11.02 per share and 7,000 shares of Common Stock through an open market transaction at a price of $11.00 per share. These sales were effected pursuant to a previously established sales plan in accordance with Rule 10b5-1.

         On February 10, 2004, the 1989 Trusts sold 66,708 shares of Common Stock through an open market transaction at a price of $11.00 per share. This sale was effected pursuant to a previously established sales plan in accordance with Rule 10b5-1.

         (d) The Foundation has the right to receive dividends from, and the proceeds from the sale of, 185,773 shares of Common Stock. Mr. Grumbacher, Nancy Grumbacher and Miller, as the directors of the Foundation, have the power to direct the receipt of dividends from, and the proceeds from the sale of, such shares.

         The 1989 Trusts have the right to receive dividends from, and the proceeds from the sale of, 63,454 shares of Common Stock and 545,237 shares of Class A Stock. Nancy Grumbacher, Wolf, Glyn and Miller, as the trustees of the 1989 Trusts, have the power to direct the receipt of dividends from, and the proceeds from the sale of, such shares.

         The 1993 Trusts have the right to receive dividends from, and the proceeds from the sale of, 24,950 shares of Common Stock. Nancy Grumbacher, Wolf, Glyn and Miller, as the trustees of the 1993 Trusts, have the power to direct the receipt of dividends from, and the proceeds from the sale of, such shares.

         The 1999 Trust has the right to receive dividends from, and the proceeds from the sale of, 6,950 shares of Common Stock. Nancy Grumbacher, Wolf, Glyn and Elser, as the trustees of the 1999 Trust, have the power to direct the receipt of dividends from, and the proceeds from the sale of such shares.

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CUSIP No. 09776J 10 1                 13D                      Page 7 of 8 Pages

         The 2003 Trust has the right to receive dividends from, and the proceeds from the sale of, 1,950 shares of Common Stock. Nancy Grumbacher, Wolf, Glyn and Elser, as the trustees of the 2003 Trust, have the power to direct the receipt of dividends from, and the proceeds from the sale of such shares

         (e)      Not applicable.

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CUSIP No. 09776J 10 1                 13D                      Page 8 of 8 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2004

                                               /s/ John M. Coogan, Jr.
                                            ------------------------------------
                                            Name: John M. Coogan, Jr.,
                                                  Attorney-in-fact for M. Thomas
                                                  Grumbacher

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